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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

	SEC NUMBER	FILE
	~~8-65001~~ 8-67824	

KP°
3/2

REPORT FOR THE PERIOD BEGINNING   **01/01/11**   AND ENDING   **12/31/11**
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Ballista Securities LLC~~ *Ice Execution Services LLC*

~~Filed as Confidential Information~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

Catherine O'Connor 212.323.8512
                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

55 Ivan Allen Jr. Blvd.	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

1202-1334300

Affirmation

I, Catherine O'Connor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Ballista Securities LLC, as of December 31, 2011, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

Notary Public

LYNNE N. JOHNSON
Notary Public, State of New York
No. 31-4702211
Qualified in New York County
Commission Expires April 30, 2015

This report ** contains (check all applicable boxes):
  (a) Facing Page.
  (b) Statement of Financial Condition.
  (c) Statement of Income (Loss).
  (d) Statement of Changes in Financial Condition.
  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  (g) Computation of Net Capital.
  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
  (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31
       and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
       methods of consolidation.
  (l) An Oath or Affirmation.
  (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
previous audit.

Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Statement of Financial Condition

As of December 31, 2011

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

Management
Ballista Securities LLC

We have audited the accompanying statement of financial condition of Ballista Securities LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ballista Securities LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

A member firm of Ernst & Young Global Limited

Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	459,284
Restricted cash		106,346
Deposit with clearing broker		1,000,000
Due from affiliates, net		95,719
Other assets		31,292
Total assets	$	1,692,641

Liabilities and member equity

Liabilities:

Accrued expenses	$	59,385
Member equity		1,633,256
Total liabilities and member equity	$	1,692,641

See accompanying notes.

Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Notes to the Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

Ballista Securities LLC (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company was formed December 2007 as a single-member limited liability company. The Company's sole member is Ballista Holdings LLC (the Parent). The Company offers a registered alternative trading system, which is an electronic trading platform designed for the execution of block equity options for institutional equity option traders. The system was developed by Trebuchet Holdings LLC (Trebuchet), an affiliated entity that is wholly-owned by the Parent (see Note 4).

Pursuant to an acquisition that closed on February 24, 2011, Ballista Holdings LLC became a wholly-owned subsidiary of IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company elected to not reflect any purchase price adjustments from the transaction with ICE in the accompanying statement of financial condition. As of the acquisition date, the Company's trading platform was shut down and all trading activities of the Company ceased. These activities will resume once development of enhancements to the Company's trading platform is complete, which is anticipated to be the second half of 2012.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.

Revenue Recognition – The Company earns commission revenue in connection with transactions in securities and options trades executed on the trading platform. Commission revenue and related expenses are recorded at the time of trade execution. No revenues were earned by the Company in the year ended December 31, 2011 as all trading ceased upon acquisition of the Company by ICE in the current year and will resume once development of enhancements to the platform is complete, which is anticipated to be the second half of 2012.

1202-1334300   3

2. Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents – The Company considers all short-term, highly liquid investments with remaining maturities at the purchase date of three months or less to be cash equivalents.

Financial Instruments – The carrying amounts of other assets, deposit with clearing broker, accrued expenses, and due from affiliates approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $1,000,000 with its clearing broker as collateral against this risk. The deposit is reflected in deposit with clearing broker in the accompanying statement of financial condition.

3. Commitments and Contingencies

The Company entered into a lease agreement for office space with a term of January 1, 2009 through February 29, 2012. The Company fulfilled all lease payment obligations for the space and has vacated the premises in the current year. Occupancy expense for the year ended December 31, 2011 was $381,148.

3. Commitments and Contingencies (continued)

Pursuant to the terms of the operating lease discussed above, the Company obtained a letter of credit in favor of its landlord in the amount of $106,346. The letter of credit is collateralized by a certificate of deposit. The certificate of deposit is restricted as to use and is reflected as restricted cash in the accompanying statement of financial condition as the term of the certificate of deposit is less than three months.

The Company does not have any further ongoing lease commitments as of December 31, 2011 as such lease commitments reside with ICE and its subsidiaries.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

In 2011, the Company entered into services agreements with ICE and two of its subsidiaries, Creditex Group Inc. and YellowJacket, Inc. These agreements were effective February 24, 2011 and are referred to collectively as "the Agreements." The Agreements provide for the sharing of expenses related to administrative and management services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

During the year ended December 31, 2011, the Company incurred expenses of $377,808 for rent, insurance, utilities, personnel and other services and expenses in accordance with the Agreements. Certain other expenses are recorded directly by the Company. At December 31, 2011, the Company owed $80,727 to ICE and its subsidiaries related to such expenses. The Company has also prepaid certain amounts to affiliates in the amount $176,446 and such amount is reflected in the accompanying statement of financial condition as due from affiliates and net of amounts the Company owes to affiliates.

Payments of this related party balance to the Company are due monthly and no interest is charged on the balance. Payments totaling $1,269,495 were made to ICE and its subsidiaries during the year ended December 31, 2011 related to the Agreements. Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company were charged based on allocated time.

Notes to the Statement of Financial Condition (continued)

4. Related Party Transactions (continued)

In addition to the agreements above, the Company has a licensing agreement with Trebuchet for the exclusive rights to use Trebuchet's options trading platform. Under this agreement, the Company is obligated to pay the affiliate a royalty fee equal to 2% of the sales generated by the use of the trading platform. There was no royalty expense under the agreement for the year ended December 31, 2011 as no transaction revenue was earned by the Company.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had net capital of $1,320,058 which was $1,310,717 in excess of its required net capital of $9,341. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

6. Income Taxes

The Company is a single-member limited liability company which is treated as a disregarded entity and therefore not subject to federal or state and local income taxes. Accordingly, the Company makes no provision for federal or state and local income taxes.

7. Subsequent Events

The Company has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition, other than the Company changing its name to ICE Execution Services, LLC effective January 24, 2012.

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located in the United States.





STATEMENT OF FINANCIAL CONDITION

Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)
As of December 31, 2011
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Ballista Securities LLC has its principal place of business.

Ernst & Young LLP

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